UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Ronald  P. O'Hanley
   Mellon Financial Center
   MA, Boston 02108
2. Issuer Name and Ticker or Trading Symbol
   Mellon Financial Corporation (MEL)

3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Day/Year
   1/24/2003
5. If Amendment, Date of Original (Month/Day/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   Vice Chairman
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security|2.    |2A.   |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                    |Trans-|Exec- |Trans |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                    |action|ution |action|                                  |  Beneficially     |(D)or |                           |
                    |      |      |    | |                  | A/|           |  Owned Following  |Indir |                           |
                    |Date  | Date |Code|V|    Amount        | D |    Price  |  Reported Trans(s)|ect(I)|                           |
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Common Stock        |1/24/ |      |A   | |18678             |A  |           |                   |D     |                           |
                    |2003  |      |1   | |                  |   |           |                   |      |                           |
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Common Stock        |1/24/ |      |A   | |35418             |A  |           |                   |D     |                           |
                    |2003  |      |2   | |                  |   |           |                   |      |                           |
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Common Stock        |1/24/ |      |A   | |8854              |A  |           |212035.7486        |D     |                           |
                    |2003  |      |3   | |                  |   |           |                   |      |                           |
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Common Stock        |      |      |    | |                  |   |           |756                |I     |401(k) Plan 4              |
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 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of   |2.Con-  |3.     |3A.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Derivative |version |Trans- |Deemed|Trans-| rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
  Security   |or Exer |action |      |action| rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
             |cise    |       |Execu-|      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
             |Price of|       |ution |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
             |Deriva- |       |      |      |               |Date |Expir|                    |       |ficially    |Ind|            |
             |tive    |       |      |      |           | A/|Exer-|ation|   Title and Number |       |Owned Follow|ire|            |
             |Secu-   |(Month/|(Month|    | |           | D |cisa-|Date |   of Shares        |       |ing Reported|ct |            |
             |rity    |Day/   |/Day/ |Code|V|  Amount   |   |ble  |     |                    |       |Trans-      |(I)|            |
             |        |Year)  |Year) |    | |           |   |     |     |                    |       |action(s)   |   |            |
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EMP OPT (Righ|23.19   |1/24/ 2|      |A   | |25250      |A  |1/24/|1/23/|Common Stock|25250  |       |25250       |D  |            |
t to Buy) Typ|        |003    |      |    | |           |   |04 6 |13   |            |       |       |            |   |            |
e I 1/03  5  |        |       |      |    | |           |   |     |     |            |       |       |            |   |            |
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             |        |       |      |    | |           |   |     |     |            |       |       |            |   |            |
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Explanation of Responses:
1. Award of Restricted Stock Pursuant to Mellon Financial Corporation Long-Term Profit Incentive Plan (1996)
2. Award of Performance Accelerated Restricted Stock pursuant to Mellon Financial Corporation Long-Term Profit Incentive Plan (1996)
3. Deferred Share Award (Performance Accelerated Restricted Stock) approved and issued under Mellon's Long-Term Profit Incentive Plan (1996).
4. Holdings reported as of 12/31/02.
5. Reload option rights attached.
6. Grant becomes exercisable in annual increments of one-third each beginning on this date.
SIGNATURE OF REPORTING PERSON
Ronald  P. O'Hanley
Carl Krasik - Attorney-in-Fact